UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                            (Amendment No. ________)*


                       Venture Lending & Leasing III, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      NONE
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  May 29, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]      Rule 13d-1(b)

     [X]      Rule 13d-1(c)

     [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 7 pages

CUSIP No.    NONE
----------------------------------------------------------------------------------------------------------------------

         1. Names of  Reporting  Persons.  The Board of  Trustees  of The Leland Stanford Junior University

            I.R.S.  Identification  Nos. of above persons (entities only).

----------------------------------------------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)

                  (b)   X

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        3. SEC Use Only

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        4. Citizenship or Place of Organization: California

--------------------- ------------------------------------------------------------------------------------------------
Number of Shares
Beneficially by       5.       Sole Voting Power
Owned by Each         11,053 (See Item 4).
Reporting Person      ------------------------------------------------------------------------------------------------
With:
                      6.       Shared Voting Power
                      0
                      ------------------------------------------------------------------------------------------------

                      7.       Sole Dispositive Power
                      11,053 (See Item 4).
                      ------------------------------------------------------------------------------------------------

                      8.       Shared Dispositive Power
                      0
--------------------- ------------------------------------------------------------------------------------------------

         9.   Aggregate   Amount    Beneficially   Owned   by   Each   Reporting Person      11,053 (See Item 4).

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         10. Check if the Aggregate  Amount in Row (9) Excludes  Certain  Shares (See Instructions)

----------------------------------------------------------------------------------------------------------------------

         11. Percent of Class Represented by Amount in Row  (9)      11.1%  (See Item 4).

----------------------------------------------------------------------------------------------------------------------

         12.  Type of Reporting Person (See Instructions)

              OO

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                               Page 2 of 7 pages

Item 1.

         (a)       Name of Issuer:   Venture Lending & Leasing III, Inc.

         (b)       Address of Issuer's Principal Executive Offices:

                   2010 North First Street, Suite 310,
                   San Jose, California  95131

Item 2.

         (a) Name of Person Filing: The Board of Trustees of the Leland Stanford Junior University

         (b)       Address of Principal Business Office or, if none, Residence:

                   2770 Sand Hill Road, Menlo Park, California  94025

         (c)       Citizenship: California

         (d)       Title of Class of Securities:
                   Common Stock, $0.001 par value per share.

         (e)       CUSIP Number: None.

Item  3.  If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
240.13d-2(b) or (c), check whether person filing is a:

         (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)  [_]  Bank as defined in section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

         (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)  [_]  An   investment    adviser   in    accordance    with
                   ss.240.13d-1(b)(1)(ii)(E);

         (f)  [_]  An  employee   benefit  plan  or  endowment  fund  in
                   accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g)  [_]  A  parent  holding   company  or  control  person  in
                   accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

                  As of the filing date of this Schedule 13G, the reporting person beneficially owns a 11.1% membership interest in Venture Lending & Leasing III, LLC (the "Company"), which holds all of the outstanding shares of Common Stock of the Issuer (100,000 shares of Common Stock). The members of the Company have pass through voting rights with respect to any action proposed at a meeting of the shareholders of the Issuer

                               Page 3 of 7 pages
                  or submitted for consent of the shareholders of the Issuer. As a result, the reporting person may be deemed to beneficially own 11,053 shares (or 11.1%) of the outstanding shares of Common Stock of the Issuer.

         (b) Percent of class:

                  As a result of its membership interest in the Company, the reporting person may be deemed to beneficially own 11.1% of the outstanding shares of Common Stock of the Issuer.

         (c) Number of shares as to which the person has:

                   (i) Sole power to vote or to direct the vote: 11,053 shares of Common Stock (see (a) and (b) above).

                   (ii)   Shared power to vote or to direct the vote: 0.

                   (iii)  Sole power to dispose or to direct the disposition of:
                          11,053 shares of Common Stock (see (a) and (b) above).

                   (iv) Shared power to dispose or to direct the disposition of: 0.


Item 5.  Ownership of Five Percent or Less of a Class


         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person


         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company


         Not applicable.

Item 8.  Identification and Classification of Members of the Group


         Not applicable.

Item 9.  Notice of Dissolution of Group


         Not applicable.


                               Page 4 of 7 pages

Item 10. Certification


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Venture Lending & Leasing III, Inc. and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 10, 2004


                                           THE BOARD OF TRUSTEES OF THE LELAND
                                           STANFORD JUNIOR UNIVERSITY



                                           By:      /s/ Georganne F. Perkins
                                                  ------------------------------
                                           Name:    Georganne F. Perkins

                                           Its:     Director, Private Equity
                                                    Stanford Management Company



                               Page 5 of 7 pages

                                  Exhibit Index

24.1     Power of Attorney, dated December 10, 2004.




                               Page 6 of 7 pages